SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period December 7, 2004

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F ☒     Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7): ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐     No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-☐.

     The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES
PROTHERICS PLC
INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2004
INTERIM STATEMENT
R & D pipeline update
R & D organisation
Operations
CONSOLIDATED PROFIT & LOSS ACCOUNT (UNAUDITED)
CONSOLIDATED BALANCE SHEET (UNAUDITED)
CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
NOTES TO THE INTERIM STATEMENT

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: December 10, 2004	By:	/s/ Barrington M. Riley

Barrington M. Riley
Finance Director

7 December, 2004

PROTHERICS PLC

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2004

Protherics PLC, the international biopharmaceutical company, today announces its interim results for the six months to 30 September 2004.

Highlights

•	Turnover up 21% to £10.8 million (2003: £8.9 million)

•	Profit before tax £0.2m (2003: £0.3m loss)

•	Successful £9.3 million (net of expenses) placing and open offer to fund investment in manufacturing and sales and marketing

•	Transfer of acquired Enact Pharma plc (“Enact”) R&D function and out-licensing of early stage research completes integration

•	DigiFab™ marketing application submitted to UK regulators as part of European approval process

•	Excellent progress in clinical pipeline:

-	Voraxaze™ - key sales and marketing staff hired in US and Europe

-	CytoFab™ - licensing discussions ongoing following new licensing initiatives

-	NQO2 - encouraging start to Phase I clinical trial

-	Angiotensin Vaccine - new adjuvant boosts antibody response in preclinical model

Commenting on the results Stuart Wallis, Chairman, said:

“These results clearly demonstrate the strength of Protherics’ underlying business. Our revenue stream and monies raised from our July fundraising have enabled us to fund the final stages of Voraxaze™ development, and to begin building a credible marketing team to optimize the value of this product to Protherics.

“Although adverse currency effects can be expected to continue to affect turnover and margins, ongoing investments in our manufacturing process should bring significant benefits from 2007.

“Unlike many businesses in our sector, a revenue stream helps support our own R&D effort, from which we expect to demonstrate the value in our clinical pipeline over the next 18 months.”

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
Andrew Heath, Chief Executive	+44 (0) 7919 480510
Barry Riley, Finance Director	+44 (0) 1928 518000
Nick Staples, Corporate Affairs	+44 (0) 7919 480510

The Maitland Consultancy	+44 (0) 20 7379 5151
Brian Hudspith
Michelle Jeffery

INTERIM STATEMENT

Turnover in the first half increased to £10.8 million, up 21% over the same period last year. The Group produced an operating profit of £0.9 million before goodwill amortisation of £0.5 million, compared to an operating profit of £0.2 million before goodwill amortisation of £0.3 million in the corresponding period last year, and an operating profit of £2.0 million before goodwill amortisation of £0.8 million in the full year to 31 March 2004. Cash at the half year was £11.3 million.

A fundraising announced in July raised £9.3 million net of expenses. This will enable the Company to invest in additional sales and marketing initiatives to increase returns from Voraxaze™ and in improvements to the manufacturing process that are expected to result in significant reductions in the manufacturing costs of CroFab™.

Marketed Products

CroFab™ - rattlesnake antivenom

Unit sales of CroFab™ were up 18% over the same period last year, although revenues were slightly down from £7.5 million to £7.4 million, a reflection of the weaker dollar and a scheduled reduction in the royalty rate under our distribution agreement with Altana Inc., triggered on the third anniversary of the product launch. With marketing efforts aimed at expanding CroFab™ usage into milder bites, the company expects further volume growth in future years.

Process improvements now being made are expected to result in further reductions in cost of goods sold. These changes require FDA approval, which is anticipated in 2007. Work is well advanced to qualify an additional filling and freeze-drying contractor and a manufacturing supplement was submitted to the FDA in November 2003. We expect to be supplying product from the new contractor in the first half of 2005.

DigiFab™ - treatment for digoxin overdose

Sales were £2.6 million for the first half year, up from £0.5 million in the corresponding period last year. With currency effects and inventory already in the market place, full year revenues are expected to be slightly down on last year, which delivered £5.7 million of product revenues, net of £0.3 million milestone payments from Altana.

As previously advised, we submitted an application for EU market approval of DigiFab™ to the UK licensing authorities in August 2004. We believe the European market can provide a further opportunity to grow DigiFab™ sales.

ViperaTAb((™)) - common adder antivenom

Sales were £0.1 million in the six months, compared with £0.2 million in the first half of last year. We are taking further initiatives to expand sales beyond Scandinavia into the rest of Europe.

Prion Recognition (TSE testing)

Licensing revenues from Enfer were £0.4 million, compared to the £0.6 million in the corresponding period last year, due to increasing competition and pressure on pricing. We anticipate further growth in revenue should more widespread testing of beef carcasses take place in the US.

R & D pipeline update

Voraxaze™ - for methotrexate toxicity

Named patient sales in Europe started in January 2004, with sales of £0.1 million in the first half. As product awareness has spread within the medical community, sales have increased and currently exceed £0.25 million in the financial year to date. Pre-launch initiatives are now being implemented following the hire of key sales and marketing management. Joyce Cleary joined Protherics in September to head Sales and Marketing in the US, and we are pleased to announce today the appointment of David Briscoe to lead our sales efforts in Europe.

Following the submission of further data requested by the FDA, we expect to be in a position to make licensing applications to the US and European authorities during the first half of 2005. We are hopeful of an expedited review, in which case we anticipate marketing Voraxaze™ in the US in the first half of 2006 and in the second half of 2006 in Europe.

CytoFab™ - for sepsis from severe infections

Recent CytoFab™ out-licensing initiatives confirm that sepsis remains a therapeutic area with a clear unmet need, and encouraging discussions are on-going with a number of interested parties. The Phase III clinical trial design and process changes to CytoFab™ manufacturing process have been agreed with the FDA. These process changes should significantly reduce our cost of goods and could provide a shorter time to market meaning we can now offer prospective partners a turnkey programme ready to enter Phase III.

NQO2 - targeted small molecule therapy for liver cancer

This programme has now entered its first Phase I/II clinical trial with Cancer Research UK. Three patients have been recruited into this open label study, with encouraging results to date. We hope to report this 20-40 patient trial in the second half of 2005. Pharmacokinetic data and product safety are the primary endpoints. Assuming a successful outcome to the trial, we plan to undertake a Phase II trial in liver cancer (hepatoma), which is one of the five most common cancers in the world. The outcome with current therapy in this cancer remains very poor, with a 5 year survival of less than 5%.

Angiotensin Vaccine - for high blood pressure

An earlier Phase II study showed that Angiotensin Vaccine has clear effects on the renin angiotensin system, which is important in the control of blood pressure. Pre-clinical and clinical studies have been carried out to identify adjuvants capable of producing greatly increased antibody responses. We have evaluated three proprietary adjuvants to date and from the successful outcome of this work (with full results expected in Q1 2005), we intend to take the lead adjuvant into clinical trials in 2005.

R & D organisation

Protherics recently out-licensed some of its early stage research projects acquired with Enact, and transferred its Porton Down research facility, to Morvus Technology Limited for a consideration of £150,000, settled by the issue of shares in Morvus and the grant of a right of first refusal to licence certain technologies that may be developed by Morvus. Additionally, intellectual property around a nanotechnology approach to regenerating nerve growth was divested to NanoMor in exchange for potential royalties.

Operations

Our initiative to build inventory of sheep serum, equivalent to two years supply of this key raw material, and yield improvements in our manufacturing process, have reduced further the numbers of sheep required for production. This allows us to consolidate our activity in Australia to a single site whilst enabling the Company to maintain an appropriate risk management strategy.

FINANCIAL REVIEW

Protherics produced an operating profit of £0.9 million before goodwill amortization of £0.5 million in the half year to 30 September 2004, against £0.2 million before goodwill amortization of £0.3 million in the corresponding six month period. Research and Development expenditure increased to £1.9 million against £1.2 million in the corresponding period, reflecting increased spending on Voraxaze™ and the NQO2 project.

General and administrative expenditure also increased to £3.5 million from £2.9 million as we expanded our regulatory and marketing efforts. The Group recorded a profit of £0.2 million before tax, and £0.3 million after tax credits, compared to a loss of £0.3 million before tax and a small profit of £0.1 million after tax and minority interests in the six months to 30 September 2003.

Looking at the balance sheet, stocks were £11.8 million at 30 September 2004. This inventory build was undertaken ahead of a shutdown at our Welsh operation, planned to bring on stream the expanded facilities constructed over the last twelve months, and also to build a strategic stock of serum for risk management purposes. Cash at bank increased significantly to £11.3 million, following the fundraising in July.

Net cashflow from operating activities was essentially neutral over the six month period, due to the planned stock build discussed above.

OUTLOOK

We have made significant progress across our R&D pipeline, and we expect to hit further milestones with Voraxaze™, NQO2, CytoFab™ and our Angiotensin Vaccine over the next 18 months. As indicated at the time of our fundraising in July, we are increasing our investment in two key areas: manufacturing process improvements, with approval targeted for 2007, and sales and marketing, to prepare for the launch of Voraxaze™ in 2006. This planned increase in expenditure, together with the continued weakness of the US dollar, will impact future turnover and profitability. However, we anticipate that the new manufacturing process, together with the additional Voraxaze™ sales, will deliver significant benefits in the medium term.

Notes for Editors:

Protherics PLC

Protherics PLC is an international biopharmaceutical company, engaged in the development, production and commercialisation of specialist oncology and critical care products.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange’s market for listed securities. (PTI.L)

An electronic version of this will be available at: www.protherics.com

There will be a presentation to analysts including an update on Protherics’ clinical pipeline at 9.30am this morning at the offices of Ashurst at 9 Appold Street, London EC2A 2AP. A copy of the presentation will be available at: www.protherics.com

This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called “forward looking statements”. These statements can be identified by introductory words such as “expects”, “plans”, “will”, “estimates”, “forecasts”, “projects”, words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company’s growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company’s forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.

PROTHERICS PLC
CONSOLIDATED PROFIT & LOSS ACCOUNT (UNAUDITED)
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2004

		Six months ended	Six months ended	Twelve months ended
		30 September 2004	30 September 2003	31 March 2004
	Notes	£’000	£’000	£’000
Turnover		10,814	8,921	21,019
Cost of sales		(4,498)	(4,703)	(9,461)

Gross profit		6,316	4,218	11,558
Administrative expenses
Research and development		(1,916)	(1,175)	(3,668)
General & administrative		(3,460)	(2,858)	(5,863)

		(5,376)	(4,033)	(9,531)
Goodwill amortisation		(499)	(283)	(782)

Total administrative expenses		(5,875)	(4,316)	(10,313)

Operating profit / (loss)
Before goodwill amortisation		940	185	2,027
Goodwill amortisation		(499)	(283)	(782)

Total operating profit / (loss)		441	(98)	1,245
Interest receivable		58	28	54
Interest payable		(327)	(194)	(527)

Profit / (loss) on ordinary activities before taxation		172	(264)	772
Taxation for the period	3	129	294	457

Profit on ordinary activities after taxation		301	30	1,229
Equity minority interests		—	36	36

Profit for the financial period		301	66	1,265

		Pence	Pence	Pence
Earnings per share
Basic and diluted	2	0.14	0.03	0.61
Basic and diluted, before goodwill amortisation	2	0.37	0.17	0.99

All the above activities relate to continuing operations.

PROTHERICS PLC
CONSOLIDATED BALANCE SHEET (UNAUDITED)
at 30 September 2004

	30 September 2004	30 September 2003	31 March 2004
	£’000	£’000	£’000
Fixed assets
Intangible fixed assets	9,294	10,474	9,838
Tangible fixed assets	6,972	6,780	7,473

	16,266	17,254	17,311

Current assets
Stocks	11,774	8,319	9,745
Debtors	3,203	4,504	3,740
Deferred taxation asset due beyond one year	438	464	442
Investments	151	1	1
Cash at bank	11,272	3,039	3,307

	26,838	16,327	17,235
Creditors – amounts falling due within one year	(9,234)	(11,792)	(9,804)

Net current assets	17,604	4,535	7,431

Total assets less current liabilities	33,870	21,789	24,742
Creditors – amounts falling due after more than one year 6% Convertible loan notes	(7,063)	(7,042)	(7,050)
Other	(2,022)	(1,121)	(2,399)

	(9,085)	(8,163)	(9,449)

Net assets	24,785	13,626	15,293

Capital and reserves
Called up equity share capital	4,570	4,141	4,155
Share premium account	74,949	65,791	66,027
Other reserves	51,163	51,163	51,163
Profit and loss account	(105,897)	(107,469)	(106,052)

Equity shareholders’ funds	24,785	13,626	15,293

RECONCILIATION OF MOVEMENT IN EQUITY SHAREHOLDERS’ FUNDS
(UNAUDITED)

	Six months ended	Six months ended	Twelve months ended
	30 September 2004	30 September 2003	31 March 2004
	£’000	£’000	£’000
Profit for the financial period	301	66	1,265
Currency translation differences on foreign currency equity investments	(146)	405	623
Issues of shares, net	9,337	2,817	3,067

Net increase in shareholders’ funds	9,492	3,288	4,955
Opening equity shareholders’ funds	15,293	10,338	10,338

Closing equity shareholders’ funds	24,785	13,626	15,293

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
(UNAUDITED)

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2004

	Six months ended	Six months ended	Twelve months ended
	30 September 2004	30 September 2003	31 March 2004
	£’000	£’000	£’000
Profit for the financial period	301	66	1,265
Currency translation differences on foreign currency equity investments	(146)	405	623

Total recognised gains in the period	155	471	1,888

PROTHERICS PLC
CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2004

	Six months to 30		Six months to 30		Twelve months to 31
	September 2004		September 2003		March 2004
	£’000	£’000	£’000	£’000	£’000	£’000
Net cash (outflow)/inflow from operating activities		(36)		365		639
Net cash outflow from returns on investments and servicing of finance		(257)		(45)		(347)
Net cash (outflow)/inflow from taxation		(77)		—		26
Net cash outflow from capital expenditure and financial investment		(603)		(1,033)		(805)
Net cash outflow from acquisitions and disposals		—		(1,331)		(1,331)

Net cash outflow before management of liquid resources and financing		(973)		(2,044)		(1,818)
Financing
Issue of share capital, net	9,337		2,817		3,067
Payment on notes payable and finance leases	(509)		(610)		(492)
Loans taken out	106		120		(201)
Net cash inflow from financing		8,934		2,327		2,374

Increase in cash		7,961		283		556

RECONCILIATION OF OPERATING PROFIT / (LOSS) TO NET CASH (OUTFLOW) / INFLOW FROM
OPERATING ACTIVITIES (UNAUDITED)

	Six months ended	Six months ended	Twelve months ended
	30 September 2004	30 September 2003	31 March 2004
	£’000	£’000	£’000
Operating profit /(loss)	441	(98)	1,245
Depreciation and amortisation	1,393	986	2,130
Loss on disposal of tangible fixed assets	161	23	125
Deferred grant income	(110)	(29)	(77)
Grant received	—	31	31
Movement in stocks	(2,081)	(1,170)	(2,583)
Movement in debtors and creditors	160	622	(232)

Net cash (outflow)/inflow from operating activities	(36)	365	639

PROTHERICS PLC
NOTES TO THE INTERIM STATEMENT

1.	The interim financial statements which have been approved by the directors, have been prepared on the basis of the accounting policies set out in the Group’s 2004 financial statements. The interim financial statements are unaudited and do not constitute full financial information as defined in Section 240 of the Companies Act 1985 (as amended). The comparative figures for the year ended 31 March 2004 and the six months ended 30 September 2003 do not comprise full financial statements. The comparative figures for the year ended 31 March 2004 have been abridged from the full Group accounts for the year ended on that date, on which the auditors gave an unqualified report. The 2004 accounts have been delivered to the Registrar of Companies.

2.	Earnings per share for the six months ended 30 September 2004 is based on attributable profits of £301,000 (2003 : profits of £66,000) and on the weighted average number of shares in issue during the period of 213,519,516 (2003 : 203,450,802). Earnings per share for the twelve months ended 31 March 2004 is based on attributable profits of £1,265,000 and a weighted average number of shares in issue of 206,707,074. The weighted average number of shares in issue for both the six months ended 30 September 2003 and twelve months ended 31 March 2004 have been adjusted for the cash placing and open offer during the six months ended 30 September 2004 in accordance with Financial Reporting Standard 14, Earnings per share. This has had no effect on the earnings per share previously reported for these periods.

Fully diluted earnings per share for the six months ended 30 September 2004 is based on attributable profits of £301,000 (2003 : profits of £66,000) and on the weighted average number of shares in issue during the period of 215,865,752 (2003 : 203,602,088). Fully diluted earnings per share for the twelve months ended 31 March 2004 is based on attributable profits of £1,265,000 and a weighted average number of shares in issue of 207,429,783.

Supplementary earnings per share has been calculated to exclude the effect of goodwill amortisation. This adjusted number has been provided in order that the effects of goodwill amortisation, which is a significant non cash balance in the profit and loss account, can be fully appreciated.

	Six months	Six months
	ended	ended	Twelve months ended
	30 September 2004	30 September 2003	31 March 2004
	£’000	£’000	£’000
Profit for the period retained for equity shareholders	301	66	1,265
Add back: goodwill amortisation (six month ended 30 September 2004 : 0.23 pence per share; six months ended 30 September 2003 : 0.14 pence per share; 12 months ended 31 March 2004 : 0.38 pence per share)	499	283	782

	800	349	2,047

3.	Tax credits of £140,000 arose in the period to 30 September 2004 as a result of research and development expenditure claimed under the Finance Act 2000 (2003: £28,000). At 30 September 2003, a deferred tax asset of £266,000 was recognised which related to trading losses in the United States. This was recognised following the continued development of the Groups products during the previous six months and the directors are of the opinion, based on recent and forecast trading, that the level of profits in the United States in the forthcoming years will lead to the realisation of this asset.

4.	Copies of this statement are being sent to all shareholders and will be available to the public at the Company’s registered office at The Heath Business and Technical Park, Runcorn, Cheshire, WA7 4QF.